UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

INOZYME PHARMA, INC.

(Name of Subject Company)

INOZYME PHARMA, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

45790W108

(CUSIP Number of Class of Securities)

Douglas A. Treco, Ph.D.

Chief Executive Officer

Inozyme Pharma, Inc.

321 Summer Street, Suite 400

Boston, MA 02210

(857) 330-4340

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Rachael Bushey, Esq.

Jennifer Porter, Esq.

Laura Gulick, Esq.

Goodwin Procter LLP

3025 John F Kennedy Blvd

Philadelphia, PA 19104

(445) 207-7800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Inozyme Pharma, Inc., a Delaware corporation (the “Company” or “Inozyme”), with the U.S. Securities and Exchange Commission on June 2, 2025, relating to the tender offer by Incline Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (“BioMarin” or “Parent”), to acquire all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Inozyme (the “Shares”), at a price per Share of $4.00, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended or supplemented from time to time (together with the Offer to Purchase, constitute the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. This Amendment No. 2 is being filed to reflect certain amendments and updates as reflected below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

By adding the bold and underlined text to, and deleting the struck-through text, in the below paragraph on page 42 under the subsection entitled “Antitrust in the United States” (which subsection starts on page 42).

“On June 2, 2025, each of Inozyme and BioMarin filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the Transactions. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the waiting period applicable to the purchase of Shares pursuant to the Offer ~~will~~ was set to expire on June 17, 2025, at 11:59 p.m., Eastern Time. On June 16, 2025, the FTC granted early termination of the waiting period under the HSR Act with respect to the purchase of Shares in the Offer and the Merger. Accordingly, the Offer Condition requiring that the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining Offer Conditions set forth in the Offer to Purchase. ~~and Inozyme and BioMarin have requested “early termination” of such waiting period. This period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten days after the date when the acquiring person has certified its substantial compliance with such request, unless earlier terminated.~~

The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of BioMarin and/or Inozyme. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. BioMarin and Inozyme do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.”

2.	By deleting the paragraph on page 42 under the subsection entitled “Legal Proceedings” and replacing it in its entirety with the following paragraphs.

“As of June 16, 2025, two complaints had been filed in state court by purported stockholders of Inozyme challenging certain disclosures in the Schedule 14D-9. Both complaints were filed on June 11, 2025 in New York state court and are captioned Kent v. Inozyme Pharma, Inc., et al., Index No. 653546/2025, and Clark v. Inozyme Pharma, Inc., et al., Index No. 653529/2025 (together, the “Complaints”). The Complaints name as defendants, Inozyme and each member of the Inozyme Board.

The Complaints assert claims under New York common law for negligence and negligent misrepresentation and concealment. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) an award of plaintiffs’ expenses and attorneys’ fees; and (iv) disclosure of certain information requested by the respective plaintiffs.

As of June 16, 2025, Inozyme had also received ten stockholder demand letters, all of which generally demand that certain allegedly omitted information in the Schedule 14D-9 be disclosed. Additional lawsuits or demand letters may be filed against or received by Inozyme, the Inozyme Board, Parent and/or Purchaser in connection with the Transaction, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, Purchaser, Parent or Inozyme will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Inozyme Pharma, Inc.

	By:	/s/ Douglas A. Treco
	Name:	Douglas A. Treco
	Title:	Chief Executive Officer
Dated: June 17, 2025